FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 29, 2003

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES FIRST QUARTER 2003 REVENUES

--Revenues in Line with Expectations--

  Total Revenues $735 Million

  Network Services Revenues Increase by 3.7 percent

AMSTERDAM (April 28, 2003) - Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) today announced its revenues for the first quarter of 2003.

Commenting on Equant's revenues, Didier Delepine, president and chief executive officer, said: "We are particularly gratified to meet revenue expectations in the first quarter. Conditions in the market place continue to be difficult so we will remain vigilant for the rest of the year. We saw growth in Network Services of 3.7 percent compared with first quarter 2002 as well as sequential growth of 3.0 percent, despite world events that will further delay the recovery of the global economy.

We are benefiting from both our integration program and the TOP program. In the first quarter our circuit costs reduced by more than $25 million and facilities costs fell by over $10 million compared with the same quarter a year ago as we continue to manage our costs aggressively. We continue to effectively manage our capital expenditure at less than 10 percent of revenues in the quarter.

The most recent survey by the Yankee Group scored Equant highest among nine global carriers as a result of our focused and consistent strategy in the enterprise market; our extensive European and Global network with its significant in country reach and our front line position in IP VPNs.

At this difficult time for our industry we remain confident as a result of our pre-eminent position in the marketplace."

Revenues

The Company's revenues this quarter of $735 million were, as anticipated, essentially flat compared with the first quarter 2002, with growth in Network Services offset by declines in other lines of business.

Revenue Details ($ millions):
	1Q 03 Actual	1Q 02 Actual	% Better/ (Worse)
Network Services (Direct & FT Transpac)	335.5	299.2	12.1
Network Services (Indirect)	72.2	94.1	(23.3)
Total Network Services	407.7	393.3	3.7
Integration Services	102.8	105.2	(2.3)
Other Services	51.5	57.9	(11.1)
SITA Contract	173.0	177.5	(2.5)
Total Revenues	735.0	733.9	0.1

Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint, and other wholesale channels.

Revenues for Network Services increased 3.7 percent to $408 million this quarter. Our Direct revenues in the first quarter of 2003 were broadly flat compared with the first quarter 2002. However, the arrangements put in place at the time of the France Telecom transactions in June 2001, provided for the transfer of the Company's direct sales force to France Telecom Transpac. This integration became fully effective from December 31, 2002. Under these arrangements Network Services customers in France are transferred to France Telecom Transpac at the time of contract renewal, and similarly, they acquire all new customers in France.

In the first quarter of 2003, France Telecom Transpac's Network Services revenues increased by $22 million over the first quarter 2002 as a result of the transfer of contracts and customers. To better reflect this transfer of revenue and the final business position in France, France Telecom Transpac's Network Services revenues are now treated as part of Network Services Direct.

Indirect channel revenues continued the pattern of previous quarters, primarily as a result of reductions in revenues from both Sprint and Deutsche Telekom.

Revenues from Integration Services decreased 2.3 percent to $103 million this quarter reflecting general economic conditions. Fulfillment revenues were down by 4 percent in the first quarter 2003 with marked weakness in Central Europe and the Middle East. In the first quarter of 2003, services and hosting revenues were broadly flat compared with the first quarter of 2002 but with significant regional variations. For example, the weak economy in the US has had a significant impact on the demand for small enterprise contracted computer maintenance.

Revenues from other services totaled $52 million in the first quarter of 2003, compared with $58 million in the prior year. The decrease reflects the planned reduction in circuit switched voice together with reduced product management fees from France Telecom Transpac.

Revenues from SITA were $173 million in the first quarter of 2003 declining from $178 million in the first quarter 2002 as a result of pricing changes and the agreed, lower minimum revenue commitment, effective from July 2002, partially offset by additional circuit revenues.

Revenues derived from the France Telecom Group, which are included above, totaled $91 million in the quarter, compared with $60 million in the first quarter of 2002, largely reflecting the transfer of Network Services revenues as outlined above.

The Company will host a conference call for investors on April 29, 2003 at 9:00 am (ET) and 3:00 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1 913-981-5523 in North America or +44-20-7984-7582 in Europe.

About Equant

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 167 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by 750 global businesses as of March 2003. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the completion of the integration with Global One by the deadline to receive reimbursement from France Telecom. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:
Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 703 689 6010 Fredric.emmert@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com
Europe	Europe
Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com
Asia Pacific Australasia
Shirley Ng +65 335 6730 shirley.ng@equant.com
France Télécom
Nilou du Castel Responsable Presse Groupe France Télécom +33 1 44 44 93 93 nilou.ducastel@francetelecom.com
Caroline Chaize Service de Presse Groupe France Telecom 33 1 44 44 93 93 roline.chaize@francetelecom.com